EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	December 30, 2002	December 28, 2003	January 2, 2005	January 1, 2006	December 31, 2006
		(In thousands, except ratios)
Computation of earnings:
Earnings before provision for income taxes	$39,979	$241,881	$423,200	$613,307	$430,708
Fixed charges excluding capitalized interest	8,492	8,565	9,725	1,263	11,934
Distributed earnings from 50%-or-less-owned affiliate	(1,293)	(148)	(569)	2,764	5,782

Adjusted earnings	$47,178	$250,298	$432,356	$617,334	$448,424

Computation of fixed charges:
Interest expense	$7,580	$7,640	$8,526	$17	$9,506
Interest portion of operating lease expense	912	925	1,199	1,246	2,428

Fixed charges	$8,492	$8,565	$9,725	$1,263	$11,934

Ratio of earnings to fixed charges (1)	5.6x	29.2x	44.4x	488.8x	37.6x

(1)	Computed by dividing (i) earnings before taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliate.

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